# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Townsquare Media, Inc., CIK 0001499832
CUSIP: 892231101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: One Manhattanville Road, Suite 202, Purchase, New York (NY), 10577
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001123292-14-000793
Filed by CIK 0001105497

## Reporting persons
- MSD Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,228,199; sole dispositive power 0; shared dispositive power 1,228,199; aggregate amount beneficially owned 1,228,199 (8.3% of the class)
- SOF Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 125,937; sole dispositive power 0; shared dispositive power 125,937; aggregate amount beneficially owned 125,937 (0.9% of the class)
- SOF Investments, L.P. - Private V: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,262; sole dispositive power 0; shared dispositive power 1,102,262; aggregate amount beneficially owned 1,102,262 (7.5% of the class)
- Michael S. Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,228,199; sole dispositive power 0; shared dispositive power 1,228,199; aggregate amount beneficially owned 1,228,199 (8.3% of the class)
- Gregg R. Lemkau: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,228,199; sole dispositive power 0; shared dispositive power 1,228,199; aggregate amount beneficially owned 1,228,199 (8.3% of the class)
- Marc R. Lisker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,228,199; sole dispositive power 0; shared dispositive power 1,228,199; aggregate amount beneficially owned 1,228,199 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Townsquare Media, Inc.
Address of issuer's principal executive offices: One Manhattanville Road, Suite 202, Purchase, New York 10577

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G ("Amendment No. 4") is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), SOF Investments, L.P. ("SOF Investments"), SOF Investments, L.P. - Private V ("SOF Investments Private V"), Michael S. Dell, Gregg R. Lemkau and Marc R. Lisker (collectively, the "Reporting Persons").

The securities reported herein are owned directly by SOF Investments and SOF Investments Private V. MSD Capital is the general partner of SOF Investments and SOF Investments Private V and may be deemed to beneficially own securities owned by SOF Investments and SOF Investments Private V. MSD Capital Management LLC ("MSD Capital Management") is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of Gregg R. Lemkau and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Dell, Lemkau and Lisker disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2025, a copy of which is filed with this Amendment No. 4 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence:
The address of the principal business office of MSD Capital, SOF Investments, SOF Investments Private V, Mr. Lemkau and Mr. Lisker is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas 78682.
Citizenship: Each of MSD Capital, SOF Investments., and SOF Investments Private V, is organized as a limited partnership under the laws of the State of Delware. Mr. Dell, Mr. Lemkau and Mr. Lisker are United States Citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Capital (1) - 1,228,199
SOF Investments - 125,937
SOF Investments Private V (2) - 1,102,262
Michael S. Dell (1) - 1,228,199
MSD Capital Management - 1,228,199
Gregg R. Lemkau (1) - 1,228,199
Marc R. Lisker (1) - 1,228,199

(1) Includes 728,199 shares of Class A Common Stock beneficially owned by the Reporting Person and 500,000 shares of Class C Common Stock beneficially owned by the Reporting Person. The Class C Common Stock is convertible at any time into an equal number of shares of Class A Common Stock.
(2) Includes 602,262 shares of Class A Common Stock beneficially owned by the Reporting Person and 500,000 shares of Class C Common Stock beneficially owned by the Reporting Person. The Class C Common Stock is convertible at any time into an equal number of shares of Class A Common Stock.
Percent of class:
The percentages provided herein are calculated based on (i) 14,231,917 shares of Class A Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 and (ii) assuming conversion of all Class C Common Stock beneficially owned by each of the respective Reporting Persons to Class A Common Stock.

MSD Capital - 8.3%
SOF Investments - 0.9%
SOF Investments Private V - 7.5%
Michael S. Dell - 8.3%
MSD Capital Management - 8.3%
Gregg R. Lemkau - 8.3%
Marc R. Lisker - 8.3%
Sole power to vote or to direct the vote:
MSD Capital - 0
SOF Investments - 0
SOF Investments Private V - 0
Michael S. Dell - 0
MSD Capital Management - 0
Gregg R. Lemkau - 0
Marc R. Lisker - 0
Shared power to vote or to direct the vote:
MSD Capital - 1,228,199
SOF Investments - 125,937
SOF Investments Private V - 1,102,262
Michael S. Dell - 1,228,199
MSD Capital Management - 1,228,199
Gregg R. Lemkau - 1,228,199
Marc R. Lisker - 1,228,199
Sole power to dispose or to direct the disposition:
MSD Capital - 0
SOF Investments - 0
SOF Investments Private V - 0
Michael S. Dell - 0
MSD Capital Management - 0
Gregg R. Lemkau - 0
Marc R. Lisker - 0
Shared power to dispose or to direct the disposition:
MSD Capital - 1,228,199
SOF Investments - 125,937
SOF Investments Private V - 1,102,262
Michael S. Dell - 1,228,199
MSD Capital Management - 1,228,199
Gregg R. Lemkau - 1,228,199
Marc R. Lisker - 1,228,199

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Description of Exhibit
24.1 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD
Energy Investments, L.P. and Michael S. Dell)
99.1 Joint Filing Agreement dated February 13, 2025

## Signatures
- MSD Capital, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, its General Partner (02/13/2025)
- SOF Investments, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (02/13/2025)
- SOF Investments, L.P. - Private V: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (02/13/2025)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (02/13/2025)
- Gregg R. Lemkau: /s/ Gregg R. Lemkau, Gregg R. Lemkau (02/13/2025)
- Marc R. Lisker: /s/ Marc R. Lisker, Marc R. Lisker (02/13/2025)